FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
V H C Cheng, a person discharging managerial responsibilities
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transactions

In respect of the earnings per share, economic profit and total shareholder return parts of the 2008 Performance Share award made to V H C Cheng under the HSBC Share Plan:
(i) 129,412 shares have been forfeited; and
(ii) The Trustee has released 35,024 shares following partial vesting of the total shareholder return part of the award. The Trustee transferred the shares to V H C Cheng as beneficial owner.

5	Number of shares, derivatives or any other financial instruments relating to shares acquired
N/A
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
(i) 129,412
7	Price per share or value of transactions
(i) and (ii) N/A
8	Date and place of transactions
4 April 2011, London
9	Date issuer informed of transactions
5 April 2011
10	Total holding following notification
1,478,546
11	Name of duly authorised officer/official of issuer responsible for making notification
Kalpna Dubasia, Assistant Secretary, 020 7991 0592
12	Date of notification
6 April 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                 Date: 06, April, 2011